UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 14D-1F
TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)
FALCONBRIDGE LIMITED
(Name of Subject Company)
Ontario, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)
INCO LIMITED
(Bidder)
Common Shares
(Title of Class of Securities)
453258402
(CUSIP Number of Class of Securities)
Simon A. Fish, Esq.
Executive Vice-President, General Counsel & Secretary
145 King Street West, Suite 1500,
Toronto, Ontario M5H 4B7
(416) 361-7511
(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of Bidder)
Copy to:
James C. Morphy, Esq.
George J. Sampas, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004-2498
October 24, 2005
(Date tender offer first published, sent or given to security holders)

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
1.	Home Jurisdiction Document.
(a)	Offer to Purchase and Circular dated October 24, 2005, including Letter of Transmittal, Notice of Guaranteed Delivery, and Letter to Shareholders. (1)

(b)	Notice of Extension dated December 14, 2005. (2)

(c)	Notice of Extension dated January 19, 2006. (3)

(d)	Notice of Extension dated February 27, 2006. (4)

(e)	Notice of Variation dated May 29, 2006, including Letter to Shareholders.
2.	Informational Legends.
(a)	See the inside front cover page of the cover page of the Offer to Purchase and Circular dated October 24, 2005. (1)

(b)	See the inside front cover page of the Notice of Extension dated December 14, 2005. (2)

(c)	See the inside front cover page of the Notice of Extension dated January 19, 2006. (3)

(d)	See the inside front cover page of the Notice of Extension dated February 27, 2006. (4)

(e)	See the inside front cover page of the Notice of Variation dated May 29, 2006.

(1)	Previously filed with the Bidder’s Schedule 14D-1F (File No. 005-62437) filed October 25, 2005.

(2)	Previously filed with the Bidder’s Amendment No. 1 to Schedule 14D-1F (File No. 005-62437) filed December 15, 2005.

(3)	Previously filed with the Bidder’s Amendment No. 2 to Schedule 14D-1F (File No. 005-62437) filed January 20, 2005.

(4)	Previously filed with the Bidder’s Amendment No. 3 to Schedule 14D-1F (File No. 005-62437) filed February 28, 2006.

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, trust company manager, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about the securities that are the subject of the Offer and it is an offence to claim otherwise.
The Offer has not been approved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.
May 29, 2006
NOTICE OF VARIATION
by
INCO LIMITED
in respect of its
OFFER TO PURCHASE
all of the outstanding common shares of
FALCONBRIDGE LIMITED
on the basis of an increased price of, at the election of each holder,

(a) Cdn.$51.17 in cash (the “Cash Alternative”); or (b) 0.6927 of a common share of Inco Limited and Cdn.$0.05 in cash (the “Share Alternative”), for each common share of Falconbridge Limited subject, in each case, to proration as described in Inco Limited’s Offer dated October 24, 2005 (the “Original Offer”)
and this notice of variation (the “Notice of Variation”).
On May 13, 2006, Inco Limited (“Inco” or the “Offeror”) announced that it had varied its Original Offer, as previously extended by notices of extension dated December 14, 2005 (the “First Extension”), January 19, 2006 (the “Second Extension”) and February 27, 2006 (the “Third Extension”), respectively, to purchase all of the issued and outstanding common shares of Falconbridge Limited (“Falconbridge”) (together with associated rights issued and outstanding under the shareholder rights plan of Falconbridge, the “Falconbridge Shares”) in order to, among other things (a) increase the maximum amount of cash available under the Offer and thereby increase the consideration payable under the Offer for the Falconbridge Shares (i) from Cdn.$34.00 in cash to Cdn.$51.17 in cash, and (ii) from 0.6713 of a common share of Inco Limited (an “Inco Share”) and Cdn.$0.05 in cash to 0.6927 of an Inco Share and Cdn.$0.05 in cash, in each case, at the election of holders of Falconbridge Shares and subject to proration as described in the Original Offer and this Notice of Variation; and (b) vary certain terms of the Offer, as set out below. In connection with the enhanced Offer, Inco and Falconbridge have also amended the Support Agreement relating to the Offer, as described in this Notice of Variation.
This Notice of Variation should be read in conjunction with the Original Offer and accompanying Circular dated October 24, 2005 (which together constitute the “Offer and Circular”), as amended or supplemented by the First Extension, the Second Extension, the Third Extension, and the Letter of Transmittal and the Notice of Guaranteed Delivery that accompanied the Offer and Circular. Unless the context requires otherwise or unless otherwise defined, defined terms used in this Notice of Variation have the same meaning as in the Offer and Circular. All references to the term “Offer” in the Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Variation mean the Original Offer as amended or supplemented by the First Extension, the Second Extension, the Third Extension and this Notice of Variation.
The Offer, as varied, remains open for acceptance until 8:00 p.m. (Toronto time) on June 30, 2006 (the “Expiry Time”), unless accelerated, further extended or withdrawn.
Shareholders who have validly deposited and not withdrawn their Falconbridge Shares need take no further action to accept the Offer. Shareholders who wish to accept the Offer must properly complete and duly execute the Letter of Transmittal (printed on blue paper) that accompanied the Offer and Circular, or a facsimile thereof, and deposit it, together with certificates representing their Falconbridge Shares and all other documents required by the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may follow the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase, “Manner of Acceptance – Procedure for Guaranteed Delivery”, using the Notice of Guaranteed Delivery (printed on green paper) that accompanied the Offer and Circular, or a facsimile thereof. Any Shareholder having Falconbridge Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such person or institution if he or she desires to deposit such Falconbridge Shares under the Offer.
Questions and requests for assistance may be directed to RBC Dominion Securities Inc. in Canada or RBC Capital Markets Corporation, in the United States (the “Dealer Manager”), CIBC Mellon Trust Company (the “Depositary”) or MacKenzie Partners, Inc. (the “Information Agent”). Additional copies of this Notice of Variation, the First Extension, the Second Extension, the Third Extension, the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained without charge from the Dealer Manager, the Depositary or the Information Agent at their respective addresses shown on the last page of this document.
This Notice of Variation does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Dealer Manager for the Offer is:
RBC Capital Markets

In Canada:	In the United States:

RBC Dominion Securities Inc.	RBC Capital Markets Corporation

NOTICE TO SHAREHOLDERS IN THE UNITED STATES
      The Offer is made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular, the First Extension, the Second Extension, the Third Extension and this Notice of Variation in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer and Circular have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
      Shareholders in the United States should be aware that the disposition of Falconbridge Shares and the acquisition of Inco Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described in the Circular and such holders are urged to consult their tax advisors. See Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 23 of the Circular, “Certain U.S. Federal Income Tax Considerations”.
      The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of Canada, that some or all of its officers and directors may reside outside the United States, that the Canadian Dealer Manager for the Offer and some or all of the experts named herein may reside outside the United States, and that a substantial portion of the assets of the Offeror and Falconbridge and the above-mentioned persons are located outside the United States.
      THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR, THE FIRST EXTENSION, THE SECOND EXTENSION, THE THIRD EXTENSION OR THIS NOTICE OF VARIATION. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
      Shareholders should be aware that, during the period of the Offer, the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of the Falconbridge Shares to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories and the United States.
CURRENCY
      In this Notice of Variation, unless otherwise indicated, all references to ‘$” or “dollars” refer to United States dollars and references to “Cdn.$” refer to Canadian dollars.
CURRENCY EXCHANGE RATE INFORMATION
      The following table sets out the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for the period indicated and the average of such exchange rates, and the exchange rate at the end of such period, in each case, based upon the noon rates as quoted by the Bank of Canada:

	Three Months	Year Ended December 31,
	Ended March 31,
	2006	2005	2004	2003

High	1.1726	1.2704	1.3968	1.5747
Low	1.1322	1.1507	1.1774	1.2924
Rate at end of period	1.1671	1.1659	1.2036	1.2924
Average rate per period	1.1549	1.2116	1.3015	1.4015
      On May 26, 2006, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon rate of the Bank of Canada was Cdn.$1.1073.

CAUTION REGARDING FORWARD-LOOKING INFORMATION
      The Offer and Circular (for greater certainty, as amended or supplemented by the First Extension, the Second Extension, the Third Extension and this Notice of Variation, respectively) and some of the information incorporated by reference into the Offer and Circular contain forward-looking information (as defined in the Securities Act (Ontario)) and forward-looking statements (as defined in the United States Securities Exchange Act of 1934) that are based on expectations, estimates and projections as of the date of this Notice of Variation. Often, but not always, such forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Inco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements in the Offer and Circular.
      Examples of such forward-looking statements in the Offer and Circular include, but are not limited to: (A) factors relating to the Offer and the results expected to be achieved from the successful completion of the Offer and the combination of Inco and Falconbridge, including the operating and other synergies and cost savings expected to be realized, and the timing thereof; the increased market capitalization, share price multiple and improved liquidity of Inco Shares; the improved cash flow and earnings of Inco; statements regarding plans, objectives and expectations with respect to existing and future operations; statements regarding business and financial prospects; statements regarding anticipated financial or operating performance and cash flows; statements regarding possible divestitures; statements regarding strategies, objectives, goals and targets; and the financial position and international presence that permits Inco to compete against global metals and mining companies; and (B) factors relating to mining and the business, financial position, operations and prospects of Inco, including (1) the price volatility for nickel and other primary metal products produced by Inco; (2) the demand for and supply of nickel, copper and other metals, both globally and for certain markets and uses, as well as the availability of, and prices for, intermediate products containing nickel purchased by Inco and/or to be produced by Inco and nickel-containing stainless steel scrap and other substitutes for primary nickel and nickel inventories; (3) the premiums realized by Inco over the London Metal Exchange (“LME”) cash prices and the sensitivity of Inco’s results of operations to changes in metals prices, prices of commodities and other supplies used in its operations and interest and exchange rates; (4) Inco’s strategies and plans; (5) Inco’s nickel unit cash cost of sales before and after by-product credits, interest and other expenses; (6) Inco’s energy and other costs, and pension contributions and expenses and assumptions relating thereto; (7) Inco’s position as a low-cost producer of nickel; (8) Inco’s debt-equity ratio and tangible net worth; (9) the political unrest or instability in countries (such as Indonesia) in which Inco and its subsidiaries (such as PT International Nickel Indonesia Tbk (“PT Inco”)) operate and the impact thereof on Inco and/or its subsidiaries; (10) construction, commissioning, initial shipment and other schedules, capital costs and other aspects of Inco’s Goro and Voisey’s Bay projects and other growth projects and PT Inco’s program to increase its production, capital expenditures, and hydroelectric power generation at PT Inco and the effect thereon of lower water levels; (11) the necessary agreements and arrangements for the construction of the Goro project, and the timing of the start of production and the costs of construction with respect to the issuance of the necessary permits and other authorizations required for, and engineering and construction timetables for, the Goro and Voisey’s Bay projects; (12) Inco’s estimates of the quantity and quality of its ore/mineral reserves; (13) planned capital expenditures and tax payments; (14) Inco’s costs of production and production levels, including the costs of and potential impact on operations and production of complying with existing and proposed environmental laws and regulations and net reductions in environmental emissions; (15) the impact of changes in Canadian dollar-U.S. dollar and other exchange rates on Inco’s costs and the results of its operations; (16) Inco’s sales of specialty nickel products; (17) Inco’s cost reduction and other financial and operating objectives and planned maintenance and other shutdowns; (18) the commercial viability of new production processes and process changes for, and processing recoveries from, its development projects; (19) Inco’s productivity, exploration and research and development initiatives as well as environmental, health and safety initiatives; (20) the negotiation of collective agreements with its unionized employees; (21) Inco’s sales organization and personnel requirements; (22) business and economic conditions; and (23) the extension of current mining and other leases, export licences and concessionary rights. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in the Offer and Circular.

      Such forward-looking statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions in connection with the combination of Inco and Falconbridge or otherwise about: the ability of Inco to successfully compete against global metals and mining and exploration companies by creating through such a combination an enterprise of increased scale; strong demand for nickel, copper and other metals in emerging markets such as China; approximately $550 million per annum in pre-tax operating and other synergies and cost savings, and other benefits, expected to be realized, and the timing and net present value thereof, based on the achievement of operational efficiencies from restructuring, integration and other initiatives relating to the combination of Inco and Falconbridge (as described in Section 5 of the Circular, “Purpose of the Offer and Inco’s Plans for Falconbridge — Strategic Rationale for the Offer and Anticipated Benefits to be Realized” and Section 1 of this Notice of Variation, “Background to the Increased Offer — Updated Synergies Estimate); the accuracy of projected synergies in respect of expected cash flows, cost savings and profitability; the ability of the combined company to achieve continuity in mining operations and realize projected production optimization levels; the approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies being successfully obtained and divestitures required by regulatory agencies being acceptable and completed in a timely manner (as described in Section 20 of the Circular, “Regulatory Matters”, Section 4 of the First Extension, “Recent Developments — Regulatory Clearances”, Section 4 of the Second Extension, “Recent Developments — Regulatory Clearances”, Section 4 of the Third Extension, “Recent Developments  — Regulatory Clearances”, and Section 6 of this Notice of Variation, “Regulatory Matters — Inco’s Offer”); there being limited costs, difficulties or delays related to the integration of Falconbridge’s operations with those of Inco; the timely completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions generally; exchange rates (including estimates on the U.S. dollar — Canadian dollar exchange rate), energy and other anticipated and unanticipated costs and pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, nickel, copper, cobalt, aluminum, zinc and other primary metals products, purchased intermediates and nickel-containing stainless steel scrap and other substitutes and competing products for the primary nickel and other metal products Inco and Falconbridge produce; the timing of the receipt of remaining regulatory and governmental approvals for the Goro project and other operations; the continued availability of financing on appropriate terms, including through partner or other participation arrangements in the case of the Goro project, for development projects for the combined company; Inco’s costs of production and production and productivity levels, as well as those of Inco’s competitors; engineering and construction timetables and capital and operating costs for the Goro and Voisey’s Bay projects and PT Inco’s expansion initiative; market competition; mining, processing, exploration and research and development activities; the accuracy of ore/mineral reserve estimates; premiums realized over LME cash and other benchmark prices; tax benefits/ charges; the resolution of environmental and other proceedings and the impact on the combined company of various environmental regulations and initiatives; assumptions concerning political and economic stability in Indonesia and other countries or locations in which Inco operates or otherwise; Inco’s ongoing relations with its employees at its operations throughout the world; and the extent of any labour, equipment or other disruptions at any of its operations of any significance other than any planned maintenance or similar shutdowns and that any third parties which Inco relies on to supply purchased intermediates or provide toll smelting or other processing do not experience any unplanned disruptions. The mine planning and other assessments related to the determination of the value of the synergies expected to be realized as a result of the combination of Inco and Falconbridge are based on preliminary evaluations only, and feasibility studies remain to be undertaken to confirm the mine plans and evaluations upon completion of the combination.
      While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date of this Notice of Variation. Inco has attempted to identify important factors that could cause actual actions, events or results to differ materially from those current expectations described in forward-looking statements. However, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended and that could cause actual actions, events or results to differ materially from current expectations. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Inco and the combination of Inco and Falconbridge. Additional factors are noted elsewhere in the Offer and Circular and in the documents incorporated by reference into the Offer and Circular. See, for example, Section 6 of the Circular “Risk Factors Related to the Offer” and the section entitled “Risks and Uncertainties” contained in the Offeror’s Annual Report on Form 10-K for the year ended December 31, 2005. Inco undertakes no obligation to update forward-looking statements.

INFORMATION CONCERNING FALCONBRIDGE
      The information concerning Falconbridge contained in the Offer and Circular, the First Extension, the Second Extension, the Third Extension and this Notice of Variation, including information contained in Section 2 of the Circular, “Falconbridge”, and any documents filed by Falconbridge with a securities regulatory authority in Canada that are incorporated by reference therein, has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. See Section 2 of the Circular, “Falconbridge — Documents Incorporated by Reference”, Section 6 of the First Extension, “Documents Incorporated by Reference”, Section 6 of the Second Extension, “Additional Falconbridge Documents Incorporated by Reference”, Section 6 of the Third Extension, “Falconbridge Documents Incorporated by Reference” and Section 3 of this Notice of Variation, “Other Changes to the Original Offer”. Although Inco has no knowledge that would indicate any statements contained therein relating to Falconbridge taken from or based upon such documents and records are untrue or incomplete, neither Inco nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Falconbridge taken from or based upon such documents or records, or for any failure by Falconbridge to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to Inco.

v

NOTICE OF VARIATION
May 29, 2006

TO:	THE HOLDERS OF COMMON SHARES OF FALCONBRIDGE
      By notice to the Depositary and as set forth in this Notice of Variation, Inco has varied its Original Offer dated October 24, 2005, as amended or supplemented by the notices of extension dated December 14, 2005, January 19, 2006 and February 27, 2006, respectively, to purchase all of the issued and outstanding Falconbridge Shares other than any Falconbridge Shares owned directly or indirectly by Inco and including Falconbridge Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the conversion, exchange or exercise of any securities of Falconbridge that are convertible into or exchangeable or exercisable for Falconbridge Shares (other than SRP Rights).
      Except as otherwise set forth in this Notice of Variation, the terms and conditions of Inco’s offer to purchase the Falconbridge Shares as previously set forth in the Original Offer, as amended or supplemented by the First Extension, the Second Extension and the Third Extension, respectively, continue to be applicable in all respects and this Notice of Variation should be read in conjunction with the Offer and Circular, the First Extension, the Second Extension, the Third Extension, the Letter of Transmittal and the Notice of Guaranteed Delivery, the provisions of which are incorporated herein by reference.
      Unless the context requires otherwise or unless otherwise defined, defined terms used in this Notice of Variation have the same meaning as in the Offer and Circular. All references to the term “Offer” in the Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Variation mean the Original Offer as amended or supplemented by the First Extension, the Second Extension, the Third Extension and this Notice of Variation.
1.   Background to the Increased Offer
      On October 11, 2005, Inco and Falconbridge announced that their respective Boards of Directors had approved the acquisition of all of the outstanding common shares of Falconbridge by Inco by way of a friendly take-over bid pursuant to the Support Agreement originally entered into on October 10, 2005, as subsequently amended. On October 24, 2005, Inco mailed its Original Offer to purchase all of the outstanding common shares of Falconbridge. The combined company created by a successful completion of the Offer will be one of the world’s premier mining and metals companies in both nickel and copper, with one of the mining industry’s most attractive portfolios of low-cost, profitable growth projects.
      On May 13, 2006, the Board of Directors of Inco reaffirmed its commitment to the combination of Inco and Falconbridge by increasing the cash consideration payable to Shareholders under the Offer from Cdn.$34.00 in cash per Falconbridge Share to Cdn.$51.17 in cash per Falconbridge Share and by increasing the maximum amount of cash consideration available under the Offer by Cdn.$1,914,029,962 from Cdn.$2,872,648,913 to Cdn.$4,786,678,875. The Board of Directors of Falconbridge reaffirmed its support for Inco’s increased Offer in a Notice of Change to Directors’ Circular, accompanying this Notice of Variation, in which it unanimously recommended that Shareholders accept Inco’s increased Offer and tender their Falconbridge Shares to the increased Offer.
      Under the increased Offer, Shareholders may elect to receive (a) Cdn.$51.17 in cash in respect of each Falconbridge Share held or (b) 0.6927 of an Inco Share and Cdn.$0.05 in cash in respect of each Falconbridge Share held, subject to proration such that if all Shareholders tendered to the Cash Alternative or all Shareholders tendered to the Share Alternative, each Shareholder would be entitled to receive Cdn.$12.50 in cash and 0.524 of an Inco Share for each Falconbridge Share tendered, subject to adjustment for fractional shares.
Why Did Inco Increase its Offer?
      Falconbridge’s strong financial performance in the intervening period since the announcement of the Original Offer was a significant factor in Inco’s decision to increase its Original Offer. As a result of higher metals prices, particularly in respect of copper, Falconbridge’s cash flow increased to $668 million in the first quarter of 2006, representing an increase of 48% over its first quarter of 2005. Falconbridge has utilized the cash flow to redeem $500 million of its junior preference shares, and has announced its intention to redeem the remaining $253 million of its junior preference shares, since the proposed combination of Inco and Falconbridge was first announced.

Updated Synergies Estimate
      Last October, Inco and Falconbridge announced that the companies had jointly identified the potential to realize estimated average annual pre-tax run-rate operating and corporate synergies of approximately $350 million through a combination of Inco and Falconbridge.1 The estimated synergies were attributable to: (1) savings in general and administrative costs (approximately $110 million), (2) cost improvements from more efficient operations, streamlined procurement practices and economies of scale (approximately $90 million), (3) optimizing material feeds, intermediate product flows and processing facilities (approximately $120 million), and (4) maximizing mine production by accelerating mine development (approximately $30 million).
      After several months of working together with Falconbridge to further evaluate potential opportunities to maximize the value of the companies’ respective mining and processing operations, Inco and Falconbridge have now jointly identified the potential to realize estimated average annual pre-tax run-rate operating and corporate synergies of approximately $550 million,2 an increase of $200 million from the estimated synergies at the time of the announcement of the Original Offer. This increase in the synergies estimate is attributable to developed improvements in the Inco-Falconbridge integration plan and to changes in commodity price assumptions as a result of the improved commodity market outlook since October 2005. Inco believes that it should be able to achieve synergies approaching the average annual pre-tax run rate by approximately 24 months after completion of the transaction.
      The Inco and Falconbridge synergies/ integration team has developed a number of changes to its initial plans for the combined company in order to further optimize material feeds and increase mine production in the Sudbury basin. As a result, Inco is now able to revise its estimate of average annual pre-tax run-rate operating and corporate synergies upwards. This increase in the estimate of synergies is attributable to (1) further cost improvements from more efficient operations, streamlined procurement practices and economies of scale (approximately $10 million), (2) further optimization of material feeds, intermediate product flows and processing facilities (approximately $30 million), and (3) further maximization of mine production by accelerating mine development (approximately $80 million).
      The bulk of the increase in value in the synergies from the transaction is driven by increased production of copper, nickel and platinum group metals in the Sudbury basin. Some of the key drivers of the additional identified synergies include the following projects:

•	proposed acceleration of the development of three additional Inco North Range orebodies by utilizing the combined infrastructure of Inco and Falconbridge’s existing Coleman/ McCreedy and Fraser/ Strathcona mines;

•	proposed acceleration of the development of Inco’s Victor orebody by up to five years by utilizing the infrastructure of Falconbridge’s new Nickel Rim mine;

•	a proposed acceleration of the development of Inco’s Blezard orebody by utilizing Falconbridge’s Thayer Lindsley mine; and

•	a proposed reconfiguration of Falconbridge’s Strathcona Mill to permit specialization in processing high copper ore, which would increase recovery rates for the nickel, copper and platinum group metals in that ore.
      Applying revised short and long-term commodity price assumptions to these synergies, based on the improved outlook in commodity markets since October 2005, yields a further increase in the estimated synergies of approximately $80 million.3
      The net present value of the estimated average annual pre-tax run-rate operating and corporate synergies of $550 million, using a 7% discount rate, is approximately $3.5 billion on an after-tax basis.
      These anticipated benefits and expected synergies are based on various assumptions and are subject to various risks. See “CAUTION REGARDING FORWARD-LOOKING INFORMATION” above and Section 6 of the Circular, “Risk Factors Related to the Offer”.

[1]	Based on Inco’s internal short and long-term commodity price assumptions used by Inco for management decision-making purposes (“Inco’s Price Assumptions”), as at October 2005. Approximately $350 million using First Call Consensus commodity price assumptions for 2006 to 2009 and long-term commodity price assumptions based on an average of nine analyst forecasts as at October 2005.

[2]	Based on Inco’s Price Assumptions, as at May 2006. Approximately $480 million using First Call Consensus commodity price assumptions for 2006 to 2010 and long-term commodity price assumptions based on an average of nine analyst forecasts as at May 2006.

[3]	Based on Inco’s Price Assumptions, as revised in April 2006 to reflect the improved commodity market outlook.

Creation of a World-Class Metals and Mining Company
      Inco’s proposed combination with Falconbridge offers a unique opportunity to create a much larger nickel and copper company with strong positions in a number of other metals, and to create significant shareholder value at the same time. Inco would become one of the world’s largest metals and mining companies in terms of enterprise value based upon share prices as of May 26, 2006. The combined company would be primarily a producer of nickel and copper, becoming the world’s largest nickel producer and a leading copper producer, and would have world-leading nickel and copper reserve bases, with an attractive portfolio of long-life, low-cost development opportunities.
2.   Increase in Offer Price
      Inco has varied the Original Offer by increasing the maximum aggregate cash consideration available under the Offer from Cdn.$2,872,648,913 to Cdn.$4,786,678,875, representing an increase of Cdn.$5.00 per Falconbridge Share on an adjusted fully diluted basis. As a result, Inco has increased the price offered to Shareholders for each Falconbridge Share to, at the election of the Shareholder:

(a)	Cdn.$51.17 in cash in respect of each Falconbridge Share held (the “Cash Alternative”); or

(b)	0.6927 of an Inco Share and Cdn.$0.05 in cash in respect of each Falconbridge Share held (the “Share Alternative”), in each case, as elected by the Shareholder in the applicable Letter of Transmittal, and subject to proration as set out in the Original Offer and this Notice of Variation. The increase in the exchange ratio for Inco Shares from 0.6713 to 0.6927 results from an increased number of Falconbridge Shares that will be purchased by Inco for cash and a lesser number of Falconbridge Shares that will be exchanged for Inco Shares under the Offer with the additional cash consideration.
      The maximum amount of cash consideration available under the Offer has been increased from Cdn.$2,872,648,913 to Cdn.$4,786,678,875, representing an increase of Cdn.$1,914,029,962. The maximum number of Inco Shares issuable under the Offer has been reduced from 200,702,404 Inco Shares to 200,657,578 Inco Shares, reflecting an 85,545 reduction in the number of Falconbridge Shares outstanding on an adjusted fully diluted basis since the date of the Original Offer.
      The consideration payable under the Offer will be prorated on each Take-Up Date as necessary to ensure that the total aggregate consideration payable under the Offer and in any Subsequent Acquisition Transaction does not exceed these maximum aggregate amounts and will be based on the number of Falconbridge Shares acquired in proportion to the number of Falconbridge Shares outstanding on an adjusted fully diluted basis.
      Assuming all Shareholders tendered to the Cash Alternative or all Shareholders tendered to the Share Alternative, each Shareholder would be entitled to receive Cdn.$12.50 in cash and 0.524 of an Inco Share for each Falconbridge Share tendered, subject to adjustment for fractional shares.
      Accordingly, the definitions of “Maximum Take-Up Date Cash Consideration” and “Maximum Take-Up Date Share Consideration” in the “Glossary” section of the Offer and Circular (found at page 9 of the Offer and Circular) are deleted and replaced by the following definitions, respectively:

“Maximum Take-Up Date Cash Consideration” means, in respect of a Take-Up Date, the product obtained by multiplying (i) Cdn.$4,786,678,875 by (ii) the quotient resulting when the aggregate number of Falconbridge Shares to be taken up on such Take-Up Date is divided by 382,934,310, being the aggregate number of Falconbridge Shares outstanding as at May 13, 2006 (calculated on an adjusted fully diluted basis).

“Maximum Take-Up Date Share Consideration” means, in respect of a Take-Up Date, the number of Inco Shares equal to the product obtained by multiplying (i) 200,657,578 Inco Shares by (ii) the quotient resulting when the aggregate number of Falconbridge Shares to be taken up on such Take-Up Date is divided by 382,934,310, being the aggregate number of Falconbridge Shares outstanding as at May 13, 2006 (calculated on an adjusted fully diluted basis).

The details of proration are more fully described in the Original Offer.
      Fractional Inco Shares will not be issued in connection with the Offer. Where a Shareholder is to receive Inco Shares as consideration under the Offer and the aggregate number of Inco Shares to be issued to such Shareholder would result in a fraction of an Inco Share being issuable, the number of Inco Shares to be received by such Shareholder will either be rounded up or down and the amount of cash to be received by such Shareholder will correspondingly be either decreased or increased (on the basis of Cdn.$73.80 per Inco Share) such that the Maximum Take-Up Date Cash Consideration is paid and the Maximum Take-up Date Share Consideration is issued in respect of Falconbridge Shares taken up on such Take-Up Date.
      If any holder of Falconbridge Options does not exercise such options prior to the Expiry Time, their Falconbridge Options will remain outstanding in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule and exercise prices, except that, to the extent permitted, an option to acquire Falconbridge Shares will become an option to acquire that number of Inco Shares equal to the number of Falconbridge Shares multiplied by 0.6934 (representing 0.6927 of an Inco Share adjusted to account for the Cdn.$0.05 payable under the Share Alternative) and have an exercise price per Inco Share equal to the exercise price per Falconbridge Share of that option immediately prior to the Expiry Time divided by 0.6934, subject to adjustments to ensure the “in-the-money” amount in respect of such option does not increase.
      All references in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery to: the price offered by the Offeror; the Maximum Take-Up Date Cash Consideration and the Maximum Take-Up Date Share Consideration offered by the Offeror; the amount of cash and Inco Shares that would be received assuming that either all Shareholders tendered to the Cash Alternative or all Shareholders tendered to the Share Alternative; and the methods by which the number of Falconbridge Shares, and the exercise price per Inco Share, are calculated under Falconbridge Options are amended to reflect the foregoing changes set out in Section 1, “Increase in Offer Price”, of this Notice of Variation.
      Assuming that all of the conditions to the Offer are satisfied or waived, all Shareholders whose Falconbridge Shares are taken up under the Offer, including those Shareholders who have already deposited their Falconbridge Shares to the Offer, will receive the increased price for their Falconbridge Shares. Shareholders who have validly deposited and not withdrawn their Falconbridge Shares need take no further action to accept the Offer.
      Inco has received sufficient commitments from Morgan Stanley Senior Funding (Nova Scotia) Co., RBC Capital Markets together with Royal Bank of Canada, Goldman Sachs Canada Credit Partners Co. and The Bank of Nova Scotia for the purpose of financing the cash portion of Offer.
3.   Other Changes to the Original Offer
      On March 21, 2006, the Board of Directors of Falconbridge announced that Falconbridge had adopted a new shareholder rights plan agreement dated as of March 21, 2006 between Falconbridge and CIBC Mellon Trust Company (the “Shareholder Rights Plan”). The Shareholder Rights Plan became effective on March 21, 2006 and, among other things, defined a “Permitted Bid” as a take-over bid where the bid is made by way of a take-over bid circular and (i) is made to all holders of Voting Shares (as defined in the Shareholder Rights Plan), other than the offeror, for all of the Voting Shares held by those holders; and (ii) the bid must not permit Voting Shares tendered pursuant to the bid to be taken up unless at such time more than 50% of the Voting Shares held by Shareholders other than the bidder, its affiliates and Persons acting jointly or in concert with the bidder (the “Independent Shareholders”) have been tendered pursuant to the take-over bid and not withdrawn.
      In order to make the terms of the Offer consistent with the revised “Permitted Bid” provisions of Falconbridge’s new Shareholder Rights Plan, Inco, as permitted under the Support Agreement, as amended on March 21, 2006, has varied the Original Offer by deleting in its entirety the last paragraph of Section 7 of the Offer to Purchase, “Extension and Variation of the Offer” (found at page 20 of the Offer to Purchase), which read as follows:

In circumstances where more than 50% of the then outstanding Falconbridge Shares held by “Independent Shareholders” (as defined in the Shareholder Rights Plan) have been validly deposited under the Offer and not withdrawn, the Offeror may take up and pay for the deposited Falconbridge Shares (subject to the conditions of the Offer) but will make a public announcement of that fact and the Offer will be extended with the result that the period during which Falconbridge Shares may be deposited pursuant to the Offer will remain open for not less than 10 days from the date of such public announcement.
4.   Amendments to the Support Agreement
      On May 13, 2006, Inco entered into a fourth amending agreement (the “Amending Agreement”) with Falconbridge to amend the Support Agreement originally entered into by Inco and Falconbridge on October 10, 2005, as subsequently amended on January 12, 2006, February 20, 2006 and March 21, 2006, respectively. This summary is qualified in its entirety by the full text of the Support Agreement, as amended. The Amending Agreement was filed by Inco (i) with the Canadian securities regulatory authorities and available at www.sedar.com and (ii) with the SEC and available at www.sec.gov.
Increase in Offer Price
      Under the terms of the Amending Agreement, Inco agreed to increase the cash consideration offered to holders of Falconbridge Shares to Cdn.$51.17 per Falconbridge Share pursuant to the Offer. As a result, and as described more fully in this Notice of Variation, Shareholders will be entitled to elect to receive either (a) Cdn.$51.17 in cash per Falconbridge Share held or (b) 0.6927 of an Inco Share plus Cdn.$0.05 in cash per Falconbridge Share held, subject, in each case, to proration based upon the maximum amount of cash available and the maximum number of Inco Shares issuable under the Offer.
Recommendation of the Board of Directors of Falconbridge
      Falconbridge has confirmed that the Board of Directors of Falconbridge, upon consultation with its financial and legal advisors, has unanimously determined that the increased price offered under the Offer is fair from a financial point of view to all Shareholders (other than the Offeror) and that it is in the best interests of Falconbridge for the Offer to be made and for the Board of Directors of Falconbridge to support the Offer. Accordingly, the Board of Directors of Falconbridge has unanimously approved the entering into of the Amending Agreement and the making of a recommendation that Shareholders accept the Offer.
Agreements as to Termination Payments and Expense Reimbursement
      In consideration of Inco increasing the cash consideration under the Offer, Falconbridge has agreed to increase the amount of the termination payment that may be payable to Inco in specified circumstances from $320 million to $450 million.
      Falconbridge has also agreed to increase the amount of the expense payment payable to Inco from $30 million to $40 million if the Support Agreement is terminated by Inco in circumstances where Falconbridge is in default of any covenants or obligations under the Support Agreement or if any representation or warranty of Falconbridge is untrue or incorrect or shall have become untrue or incorrect at any time prior to the Expiry Time and such default or inaccuracy is not curable or, if curable, is not cured by the earlier of such date which is within 30 days from the date of notice of such breach and the Expiry Time.
      In addition, Falconbridge has agreed to increase the enhanced expense payment payable to Inco from $107 million to $150 million. The enhanced expense payment will now also be payable to Inco if (i) the Offer is not completed as a result of the Minimum Tender Condition not having been satisfied in circumstances in which the clearances under the Competition Act, the HSR Act and the EC Merger Regulation have been obtained, or such clearances have not been obtained and Falconbridge has not complied with certain of its covenants and obligations (and the Support Agreement is terminated by Inco); or (ii) the Board of Directors of Falconbridge or any committee thereof fails to recommend or withdraws, modifies, changes or qualifies its approval or recommendation of the Support Agreement or the Offer in any manner adverse to Inco; or the Board of Directors of Falconbridge or any committee thereof recommends or approves, or publicly proposes to recommend or approve, an acquisition proposal; or Falconbridge fails to take any action required under the Support Agreement with respect to the Shareholder Rights Plan to defer the separation time of the SRP Rights or to allow the timely completion of any Contemplated Transaction; or the Board of Directors of Falconbridge or any committee thereof fails to publicly affirm its approval or recommendation of the Offer within five calendar days of any written request to do so from Inco (in each case, without requiring termination of the Support Agreement by Inco), unless (A) the events set out in (i) and (ii), as the case may be, arise solely as a result of a material adverse change in respect of Inco which has occurred since the date of the Support Agreement; (B) the Board of Directors of Falconbridge has determined in good faith (after receipt of advice from its legal and financial advisors) that (x) a material adverse change in Inco has occurred since the date of the Support Agreement; and (y) the failure to change the Falconbridge Board’s recommendation, or refusal to reaffirm such recommendation, would be inconsistent with its fiduciary duties; and (C) Inco has filed, or the OSC has determined that it should have filed, a material change report in accordance with applicable securities laws in respect of such material adverse change.

      Moreover, in circumstances where the enhanced expense payment is payable and Inco has received the enhanced expense payment, Falconbridge is permitted to deduct from the termination payment, when payable, the amount of the enhanced expense payment received by Inco.
Inco Opportunity to Match
      Pursuant to the Amending Agreement, the period of time during which Falconbridge is not permitted to accept, approve or recommend, or enter into any agreement relating to, an acquisition proposal (other than a confidentiality agreement contemplated by the Support Agreement) has been increased from seven business days to 10 business days. Accordingly, the corresponding period of time during which Inco has the opportunity, but not the obligation, to amend the terms of the Offer has been increased from seven business days to 10 business days. The Board of Directors of Falconbridge must review any proposal by Inco to amend the terms of the Offer in order to determine, in good faith in the exercise of its fiduciary duties, whether Inco’s proposal to amend the Offer would result in an acquisition proposal not being a superior proposal compared to the proposed amendment to the terms of the Offer.
Superior Proposal
      The definition of a “superior proposal” under the Support Agreement means, among other things, an unsolicited bona fide acquisition proposal made by a third party to Falconbridge that is “reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal”. This element of the definition of superior proposal has been amended to clarify that “regulatory” aspects includes U.S. Competition Authority and Investment Canada approval.
5.   Xstrata’s Offer
      On May 18, 2006, Xstrata Canada Inc., a wholly-owned subsidiary of Xstrata plc (“Xstrata”), filed a take-over bid circular relating to an unsolicited, competing offer to purchase all of the outstanding common shares of Falconbridge that it does not already own for Cdn.$52.50 in cash (the “Xstrata Offer”). Falconbridge’s Board of Directors is required to mail a Directors’ Circular to Shareholders responding to the Xstrata Offer by no later than June 2, 2006. The Xstrata Offer is conditional upon receipt of regulatory approvals, including Investment Canada Act approval, and the approval of the Xstrata shareholders at a meeting scheduled for the end of June 2006. See Section 6 of this Notice of Variation, “Regulatory Matters — Xstrata’s Offer”.
      Inco believes its Offer provides significant advantages over the Xstrata Offer in the ability for Shareholders (i) to remain invested in a larger portfolio of world-class mining assets at a time of robust metal market performance, and (ii) to participate in the realization of very significant expected synergies and growth opportunities in the combined company resulting from the successful completion of the Offer. See Section 1 of this Notice of Variation, “Background to the Increased Offer”. We urge you to REJECT the Xstrata Offer and ACCEPT Inco’s increased Offer.
6.   Regulatory Matters
Inco’s Offer
      The remaining regulatory clearances for the pending transaction relate to clearances from the antitrust/ competition authorities at the European Commission (the “EC”) and the U.S. Department of Justice (the “DOJ”). Inco has been pursuing these clearances since October 2005, and as discussed below, is working towards a final resolution of the remaining clearances as soon as possible, with an expectation of conclusion by not later than mid-July 2006. A “no action letter” was obtained from the Canadian Competition Bureau on January 27, 2006. Since Inco is a Canadian entity, clearance under the Investment Canada Act is not required.
      The EC and the DOJ have been reviewing the combined market share of Inco and Falconbridge in certain segments of the nickel markets. Inco and Falconbridge have proposed a remedy to address the concerns identified by the EC and DOJ, which comprises the divestiture of Falconbridge’s Nikkelverk refinery located in Norway and related marketing organizations which sell the finished nickel and other metal products produced at Nikkelverk, as well as a possible long-term agreement under which Inco would supply nickel-in-matte as feed for Nikkelverk equivalent to the volumes that Falconbridge would have supplied absent the completion of the transaction.
      On May 8, 2006, Inco and Falconbridge received a Statement of Objections from the EC to the pending transaction, a normal step in a second phase review of an acquisition with the profile of Inco’s transaction with

Falconbridge. Inco responded to this Statement on May 22, 2006 in accordance with the applicable timetable for this process.
      Both the EC and the DOJ have raised certain issues with respect to the adequacy of the possible remedy that Inco and Falconbridge have discussed with each regulatory authority. Inco and Falconbridge have been evaluating how those issues can be addressed through changes to the remedy developed by them that would be acceptable to both of them as well as to the EC and to the DOJ. It is currently expected that the EC will complete that review and render its decision on the transaction by July 12, 2006. The DOJ is currently required, based upon understandings previously reached among the DOJ, Inco and Falconbridge, to indicate its final position on the pending transaction by early July 2006. Management is confident that it will receive regulatory clearance from both these authorities.
      Under the terms of the Support Agreement, in the event the Competition Clearance Conditions (as defined in the Support Agreement) are not satisfied or waived by the Initial Expiry Time (being December 23, 2005), Inco will extend the Offer, subject to the terms of the Support Agreement, through one or more extensions for such number of days as does not exceed the lesser of: (i) an additional 229 days from the Initial Expiry Time; and (ii) such number of days as required for the Competition Clearance Conditions to be satisfied.
      Management’s expectations with respect to the satisfaction of the Competition Clearance Conditions and the anticipated timing of completion of the regulatory clearance process are subject to various risks and assumptions. See “CAUTION REGARDING FORWARD-LOOKING INFORMATION” above. Also see Section 6 of the Circular, “Risk Factors Related to the Offer”.
Xstrata’s Offer
      Xstrata announced the Xstrata Offer on May 17, 2006. Xstrata has not indicated when (or whether) it commenced the regulatory clearance process relating to the Xstrata Offer. Inco has received no indication that it has done so. Similarly, Xstrata has not announced receipt of any of its required clearances. As described in Xstrata’s take-over bid circular dated May 18, 2006, the Xstrata Offer is subject to antitrust/ competition clearances in Canada, the United States and Europe. Since Xstrata is a non-Canadian entity, an acquisition of Falconbridge by Xstrata also requires pre-clearance and approval of the Minister of Industry under the Investment Canada Act, based on the Minister being satisfied that Xstrata’s acquisition of Falconbridge would be of “net benefit to Canada”. Further, the Xstrata Offer is subject to obtaining the approval of its shareholders, and Xstrata has stated that it expects a shareholder meeting for that purpose to occur by the end of June 2006.
7.   Other Recent Developments
Actions Against the Goro Development Project
      On the evening of April 1, 2006, protesters committed a series of actions against Inco’s Goro development project in New Caledonia. Various public roads leading to the Goro project site were blocked and trucks, excavators and building materials were vandalized. In addition, the main water supply to the project site was cut off and pipes that were to have been used in the water supply pipeline to the project were damaged. French military police were mobilized to remove the protesters and secure the site, having particular regard to the safety of workers. The construction site was shut down over a three-week period, with a phased remobilization that commenced in late April.
      Inco is currently assessing the extent of the damage to the site and estimating the remediation and other costs to the project which will be attributable to these actions. Inco is also currently assessing the extent to which these actions will affect the schedule for the completion of the project.
      Management’s capital cost estimates with respect to the Goro development project are subject to various risks and assumptions. See “CAUTION REGARDING FORWARD-LOOKING INFORMATION” above.
Construction of New UTILITY® Nickel Plant in China
      On May 5, 2006, Inco confirmed its plans to proceed with the construction of a new facility in Dalian, Liaoning Province, China for the production of UTILITY nickel, a refined form of nickel product for the special needs of the stainless steel industry. The new plant will have a nominal capacity of 32,000 tonnes per year. Feed for the new plant, consisting of intermediate forms of nickel, will be supplied by Inco’s Goro development project and other sources. Construction work on the $63 million facility is expected to commence in the third quarter of 2006, with commissioning expected to take place in the first half of 2008.

      Management’s expectations and estimates with respect to the construction of a new facility in China are subject to various risks and assumptions. See “CAUTION REGARDING FORWARD-LOOKING INFORMATION” above.
Teck Offer for Inco
      On May 8, 2006, Teck Cominco Limited (“Teck”) announced its intention to make an unsolicited take-over bid for all the common shares of Inco (the “Teck Bid”). On that same date, Inco issued a press release announcing that it had received notice of Teck’s intention and that Inco’s Board of Directors would review and evaluate a formal offer from Teck when made available. On May 23, 2006, Teck mailed its take-over bid circular to Inco shareholders. On that same date, Inco issued a press release announcing that its Board of Directors recommended that shareholders not take any action with respect to the Teck Offer until Inco’s Board has fully evaluated the offer and communicated its views to shareholders. On May 31, 2006, Inco issued a press release announcing that its Board of Directors had approved a directors’ circular (the “Directors’ Circular”) for delivery to the shareholders of Inco in response to the Teck Offer and filed a Solicitation/ Recommendation Statement on Schedule 14D-9 with the SEC. For the reasons detailed in the Directors’ Circular, Inco’s Board of Directors unanimously recommended that Inco’s shareholders reject the Teck Offer and not tender their Inco Shares to the Teck Offer.
IMPORTANT INFORMATION FOR INVESTORS CONCERNING THE TECK OFFER

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ INCO’S DIRECTORS’ CIRCULAR AND SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT INCO FILED WITH THE SEC ON MAY 31, 2006, AND ANY AMENDMENTS INCO MAY FILE THERETO, AS IT CONTAINS, AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN, IMPORTANT INFORMATION.
     Investors and security holders may obtain copies of the Directors’ Circular and Solicitation/ Recommendation Statement and other public filings made from time to time by Inco with the SEC free of charge at the SEC’s web site, www.sec.gov. In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.
PT Inco Fire
      On May 24, 2006, a fire occurred at one of the four electric furnaces at PT Inco’s Sorowako operations. While PT Inco is currently investigating the causes of the fire and assessing its impact, preliminary indications are that it will be approximately seven to eight weeks before the electric furnace returns to normal operating levels. PT Inco estimates that, until the electric furnace is operating at normal levels, PT Inco’s production of nickel-in-matte, an intermediate nickel product, will be reduced by approximately 2,200 tonnes (1,000,000 pounds) per week.
      Management’s estimates and expectations with respect to operations at PT Inco are subject to various risks and assumptions. See “CAUTION REGARDING FORWARD-LOOKING INFORMATION” above.
Ontario Operations Tentative Labour Agreement
      On May 29, 2006, Inco reached a tentative agreement with the United Steelworkers union, which represents employees at its mining and processing operations in Sudbury, Ontario and Port Colborne, Ontario. Details of the proposed new three-year agreement will not be made public until the union has had the opportunity to present the tentative agreement to its membership. Voting to approve the contract has been scheduled for May 31, 2006.
Nickel and Copper Market Updates
      In Inco’s view, four key factors account for nickel’s projected future market strength: (i) strong rebounding world stainless steel output; (ii) a tighter stainless steel scrap market; (iii) persistent strength in non-stainless nickel demand; and (iv) limited nickel supply growth. These four factors are expected to translate into a nickel supply/ demand deficit for the next several years.
      During the first quarter of 2006, the LME benchmark cash nickel price rose, averaging $14,811 per tonne ($6.72 per pound), as compared with a fourth quarter 2005 average of $12,628 per tonne ($5.73 per pound). Inco believes that this rise was due principally to strong nickel demand from a sharp recovery in the production of nickel-containing stainless steel, the principal end-use for primary nickel, and due to a strong inflow of buying by hedge funds. This upturn in LME cash nickel prices has continued in April and May with the April price averaging $17,942 per tonne ($8.14 per pound) and with the benchmark price for the period thus far in May, from May 1 to 26, 2006, averaging

$20,868 per tonne ($9.47 per pound). The LME cash nickel price was $20,705 per tonne ($10.30 per pound) on May 26, 2006, the last trading day before the date of this Notice of Variation.
      Inco believes that nickel demand strengthened in the first quarter of 2006 principally due to the recovery in stainless steel production but also from the other sectors of nickel demand. The oversupply condition that existed in nickel-containing stainless steel during the second half of 2005 has ended, and producers are ramping up stainless steel output to meet stronger demand. Stainless steel prices have improved significantly and continue to rise. There was also continued strong demand for nickel from non-stainless steel applications such as the aerospace, oil and gas, construction and plating markets. On the nickel supply side, growth has continued to be slow as production disruptions have curtailed output from several producers, including seven to eight week production disruptions of approximately 2,200 tonnes (1,000,000 pounds) per week at PT Inco, as of May 24, 2006, due to the temporary shutdown of one of its four furnaces. See “PT Inco Fire” above. Nickel producer inventories remain at low levels and, if there are additional supply disruptions, supply would be further tightened. In line with these tight nickel market conditions, LME cash nickel prices have been rising and this has been accompanied by decreases in LME nickel stocks/ inventory. Inco currently believes that the market will remain strong throughout the balance of 2006 led by a recovery in stainless steel production.
      The LME benchmark cash copper price has averaged $4,944 per tonne ($2.24 per pound) for the first quarter of 2006, as compared with a fourth quarter 2005 average of $4,297 per tonne ($1.95 per pound). For the month of April 2006, the LME cash copper price averaged $6,388 per tonne ($2.90 per pound) and from May 1, 2006 to May 19, 2006, the price has averaged $8,016 per tonne ($3.64 per pound). Within the month of May, the LME cash price set a new record of $8,788 per tonne ($3.99 per pound) on May 12, 2006. The LME cash copper price was $8,301 per tonne ($3.77 per pound) on May 26, 2006, the last trading day before the date of this Notice of Variation.
      Copper prices continue to be driven by strong demand, very low inventories, supply constraints, operating disruptions and strong hedge fund buying. Demand has been supported by ongoing economic growth in the United States, notwithstanding the recent difficult hurricane season. Demand for copper and copper products is expected to remain strong over the next 18 months driven by strong global economic growth and continued strong demand in China and India.
      Inco believes that the world’s refined copper production capacity expansions currently in the planning pipeline will be barely sufficient to meet forecast demand. This supply-demand balance would imply high utilization rates for existing operations and the continuation of low levels of inventory which when combined with the risk of further unexpected supply disruptions is expected to result in volatile copper prices over the next few years.
      Management’s expectations with respect to nickel prices, copper prices, the recovery in stainless steel production, nickel supply, and demand for nickel, nickel from non-stainless steel applications, copper and copper products are subject to various risks and assumptions. See “CAUTION REGARDING FORWARD-LOOKING INFORMATION” above.
8.   Revised Selected Inco Pro Forma Consolidated Financial Information
      The following is an updated version of, and replacement for, the selected pro forma consolidated financial information previously contained in the Offer and Circular, as amended or supplemented, and should be read in conjunction with Inco’s unaudited pro forma consolidated financial statements, the accompanying notes thereto and the compilation report of PricewaterhouseCoopers LLP thereon, included in this Notice of Variation. The pro forma consolidated balance sheet has been prepared from the unaudited consolidated balance sheet of the Offeror and Falconbridge as at March 31, 2006 and gives pro forma effect to the successful completion of the Offer (including any Compulsory Acquisition or Subsequent Acquisition Transaction) as if the transactions occurred on March 31, 2006. The pro forma consolidated statements of earnings for the year ended December 31, 2005 and the three month period ended March 31, 2006 have been prepared, respectively, from the audited consolidated statement of earnings of the Offeror and Falconbridge for the year ended December 31, 2005 and the unaudited interim consolidated statement of earnings of the Offeror and Falconbridge for the three month period ended March 31, 2006, and gives pro forma effect to the successful completion of the Offer (including any Compulsory Acquisition or Subsequent Acquisition Transaction) as if the transactions occurred on January 1, 2005.
      The selected pro forma consolidated financial information is not intended to be indicative of the operating results or financial condition of the consolidated entities that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from the pro forma information presented below. The pro forma consolidated financial information does not reflect and does not give effect to (1) any special items such as payments pursuant to change of control provisions or integration costs which may be incurred as a result of the acquisition, (2) operating efficiencies, cost savings and synergies that are expected to result from the acquisition, or (3) the impact of undertakings that Inco is prepared to make in order to address regulatory clearance requirements, as there are no current agreements providing for implementation of such undertakings which, however, are expected to be carried out after the completion of the Offer.

	Three Months Ended		Year Ended
	March 31		December 31

	Inco	Pro forma	Inco	Pro forma
(in millions of U.S.$)	2006	2006	2005	2005

Statement of Earnings Data
Revenues	$1,211	$4,069	$4,518	$12,666
Total costs and operating expenses	886	3,183	3,284	10,450
Earnings before minority interest	220	611	909	1,577
Minority interest	18	24	73	105
Net earnings	202	587	836	1,464

	As at March 31

	Inco	Pro forma
(in millions of U.S.$)	2006	2006

Balance Sheet Data
Cash and cash equivalents	$751	$1,692
Other current assets	1,925	5,447
Property, plant and equipment and other non-current assets	9,575	34,102
Current liabilities excluding current portion of long-term debt	1,132	2,925
Total debt(1)	1,915	10,135
Minority interest	768	1,150
Total shareholders’ equity	5,383	18,483

(1)	Included in total debt are $750 million of junior preference shares (series 1, 2, and 3). Falconbridge redeemed $500 million of these junior preference shares on April 26, 2006 and announced that the remainder will be redeemed on June 28, 2006.
     If the combination of Inco and Falconbridge had occurred on January 1, 2006, the revenue of Inco on a pro forma basis for the three months ended March 31, 2006 would have derived approximately 38% from nickel, 47% from copper, 8% from aluminium, 5% from zinc, 2% from precious metals and other non-precious metals. On a stand-alone basis, Inco’s revenues for the same time period were derived approximately 79% from nickel, 11% from copper, 6% from precious metals and 4% from all other metals.
9.   Other Changes to the Offer and Circular
      The definitions of “Material Adverse Change”, “Material Adverse Effect” and “Shareholder Rights Plan”, as they appear in the “Glossary” section of the Offer and Circular (found at pages 7 to 10 of the Offer and Circular), are deleted and replaced by the following definitions:

“Material Adverse Change” means, when used in connection with a person, any change, effect, event or occurrence with respect to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations of that person, its subsidiaries or its material joint ventures that is, or could reasonably be expected to be, material and adverse to that person, its subsidiaries and its material joint ventures taken as a whole, other than any change, effect, event or occurrence (i) relating to the Canadian and United States economies, political conditions or securities markets in general; (ii) affecting the mining industry in general; (iii) relating to a change in the market trading price of shares of that person, either, (A) related to the Support Agreement, as amended, and the Offer or the announcement thereof, or (B) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from the definition of Material Adverse Change under clauses (i), (ii), (iv) or (v); (iv) relating to any of the principal markets served by that person’s business generally or shortages or price changes with respect to raw materials, metals or business generally or shortages or price changes with respect to raw materials, metals or other products (including, but not limited to, nickel, copper, cobalt, any platinum-group metals, sulfur, sulphuric acid, electricity, zinc or aluminium) used or sold by that person; or (v) relating to any generally applicable change in applicable Laws or regulations (other than orders, judgments or decrees against that person, or any of its subsidiaries or any of its material joint ventures) or in Canadian GAAP; provided, however, that such change, effect, event or occurrence (other than in the case of clause (iii) above) does not primarily relate only to (or have the effect of primarily relating only to) the person, its subsidiaries and its material joint ventures, taken as a whole, or disproportionately adversely affect the person, its subsidiaries and its material joint ventures, taken as a whole, compared to other companies of similar size operating in the industry in which the party, its subsidiaries and its material joint ventures operate.

“Material Adverse Effect” means, when used in connection with a person, any effect that is, or could reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations of that person, its subsidiaries and its material joint ventures taken as a whole, other than any effect (i) relating to the Canadian and United States economies, political conditions or securities markets in general; (ii) affecting the mining industry in general; (iii) relating to a change in the market trading price of shares of that person, either: (A) related to the Support Agreement, as amended, and the Offer or the announcement thereof, or (B) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from the definition of Material Adverse Effect under clauses (i), (ii), (iv) or (v) hereof; (iv) relating to any of the principal markets served by that person’s business generally or shortages or price changes with respect to raw materials, metals or business generally or shortages or price changes with respect to raw materials, metals or other products (including, but not limited to, nickel, copper, cobalt, any platinum-group metals, sulfur, sulphuric acid, electricity, zinc or aluminium) used or sold by that party; or (v) relating to any generally applicable change in applicable Laws or regulations (other than orders, judgments or decrees against that person, any of its subsidiaries or any of its material joint ventures) or in Canadian GAAP; provided, however, that such effect (other than in the case of clause (iii) above) does not primarily relate only to (or have the effect of primarily relating only to) that person, its subsidiaries and its material joint ventures, taken as a whole, or disproportionately adversely affect that person, its subsidiaries and its material joint ventures, taken as a whole, compared to other companies of similar size operating in the industry in which that person, its subsidiaries and its material joint ventures operate.

“Shareholder Rights Plan” means the shareholder rights plan agreement dated March 21, 2006 between Falconbridge and CIBC Mellon Trust Company as rights agent.

      The definition of “superior proposal” as it appears in Section 4 of the Offer and Circular, “Background to the Offer — Support Agreement” (found at page 34 of the Offer and Circular) is deleted and replaced by the following:

The Support Agreement defines a “superior proposal” as an unsolicited bona fide acquisition proposal made by a third party to Falconbridge in writing after the date of the Support Agreement: (i) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding-up or similar transaction, all of the Falconbridge Shares and offering or making available the same consideration in form and amount per Falconbridge Share to be purchased or otherwise acquired; (ii) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory (including U.S. Competition Authority and any Investment Canada approval) and other aspects of such proposal and the party making such proposal; (iii) in respect of which any required financing to complete such acquisition proposal has been demonstrated to the satisfaction of the Board of Directors of Falconbridge, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel), will be obtained, (iv) which is not subject to a due diligence and/or access condition which would allow access to the books, records, personnel or properties of Falconbridge or any subsidiary or their respective representatives beyond 5:00 p.m. (Eastern Standard Time) on the third day after which access is afforded to the third party making the acquisition proposal (provided, however, that the foregoing shall not restrict the ability of such third party to continue to review information provided to it by Falconbridge during such three day period); (v) which is offered or made available to all Shareholders in Canada and the United States; (vi) in respect of which the Board of Directors of Falconbridge determines in good faith (after receipt of advice from its financial advisors with respect to (y) below and outside legal counsel with respect to (x) below) that (x) failure to recommend such acquisition proposal to Shareholders would be inconsistent with its fiduciary duties and (y) which would, taking into account all of the terms and conditions of such acquisition proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to Shareholders from a financial point of view than the Offer (including any adjustment to the terms and conditions of the Offer proposed by Inco pursuant to the Support Agreement, and taking into account the long-term value and anticipated synergies anticipated to be realized as a result of the combination of Inco and Falconbridge); and (vii) that, subject to compliance with the requirements of the Support Agreement, the Board of Directors of Falconbridge has determined to recommend to Shareholders.

      The paragraph entitled “Management” in Section 5 of the Offer and Circular, “Strategic Rationale for the Offer and Anticipated Benefits to be Realized — Combined Operations of Inco and Falconbridge” (found at page 40 of the Offer and Circular) is hereby deleted and replaced by the following:

Management — Inco will have the benefit of leadership and expertise drawn from both Inco and Falconbridge. Four members of the Falconbridge board of directors, David W. Kerr, Mary Mogford, Derek G. Pannell and James D. Wallace, are expected to be appointed to the Inco board of directors by no later than the date of Inco’s next annual meeting. Peter C. Jones, a member of the Inco board of directors, intends to retire as a director upon completion of the acquisition of Falconbridge. Scott M. Hand, Inco’s current Chairman and Chief Executive Officer, will continue to occupy that position and Derek Pannell, who is currently the Chief Executive Officer of Falconbridge, will become the President of Inco. Other members of the Inco management team will include Steve Douglas, Executive Vice-President and Chief Financial Officer; Simon A. Fish, Executive Vice-President, General Counsel and Secretary; Peter J. Goudie, Executive Vice-President, Marketing; Aaron Regent, Executive Vice-President, Strategy and Corporate Development; Ronald C. Aelick, President Asia Pacific and Mark Cutifani, President North America and Europe.
10. Withdrawal of Deposited Falconbridge Shares
      Except as otherwise provided herein or in Section 4 of the Offer to Purchase, “Withdrawal Rights”, all deposits of Falconbridge Shares to the Offer will be irrevocable. Unless otherwise required or permitted by applicable Laws, any Falconbridge Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)	at any time before the Falconbridge Shares have been taken up by Inco pursuant to the Offer;

(b)	if the Falconbridge Shares have not been paid for by Inco within three business days after having been taken up; or

(c)	at any time before the expiration of 10 days from the date upon which either:

(i)	a notice of change relating to a change in the information contained in the Offer, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror, unless it is a change in a material fact relating to the Inco Shares), in the event that such change occurs at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Falconbridge Shares where the Expiry Time is not extended for more than 10 days);

is mailed, delivered, or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such Deposited Shares have not been taken up by the Offeror at the date of the notice.
      Withdrawals may not be rescinded and any Falconbridge Shares properly withdrawn will thereafter be deemed not validly deposited for the purposes of the Offer. However, withdrawn Falconbridge Shares may be re-deposited at any subsequent time prior to the Expiry Time by again following any of the procedures described in Section 3 of the Offer to Purchase, “Manner of Acceptance”.
      Shareholders are referred to Section 4 of the Offer to Purchase, “Withdrawal Rights”, for a description of the procedures for exercising the right to withdraw Falconbridge Shares deposited under the Offer.
11. Take-Up of and Payment for Deposited Falconbridge Shares
      Upon the terms and subject to the conditions of the Offer (including, without limitation, the conditions specified in Section 5 of the Offer to Purchase, “Conditions of the Offer”, and, if the Offer is further extended or varied, the terms and conditions of any such extension or variation), Inco will take up Falconbridge Shares validly deposited under the Offer and not withdrawn pursuant to Section 4 of the Offer to Purchase, “Withdrawal Rights”, not later than 10 calendar days after the Expiry Time and will pay for the Falconbridge Shares taken up as soon as possible, but in any event not later than three business days after taking up the Falconbridge Shares. Any Falconbridge Shares deposited under the Offer after the date on which Inco first takes up Falconbridge Shares will be taken up and paid for not later than 10 days after such deposit.
      Shareholders are referred to Section 6 of the Offer to Purchase, “Take Up of and Payment for Deposited Shares”, for details as to the take-up of and payment for Falconbridge Shares under the Offer.
12. Variations to the Original Offer
      The Offer and Circular, the First Extension, the Second Extension, the Third Extension, the Letter of Transmittal and the Notice of Guaranteed Delivery shall be read together with this Notice of Variation in order to give effect to the variations in the terms and conditions of the Offer and the changes in information to the Offer and Circular set forth in this Notice of Variation.
13. Offerees’ Statutory Rights
      Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.
14. Registration Statement Filed with the SEC
      A Registration Statement on Form F-8 under the U.S. Securities Act has been filed, which covers the Inco Shares to be issued pursuant to the Offer. The Offer and Circular do not contain all of the information set forth in the Registration Statement. Reference is made to the Registration Statement and the exhibits thereto for further information. In addition to the documents listed under the heading, “Documents Filed as Part of the Registration Statement” on page 64 of the Offer and Circular (which Section is separate from and not part of the “Experts” section that immediately precedes it) and the documents listed under the heading, “Registration Statement Filed with the SEC” in each of the First Extension, the Second Extension and the Third Extension, respectively, the Amending Agreement has been filed with the SEC as part of the Registration Statement on Form F-8.
15. Directors’ Approval
      The contents of this Notice of Variation have been approved, and the sending of this Notice of Variation to the Shareholders has been authorized, by the Board of Directors of Inco.

AUDITORS’ CONSENT
      We have read the Notice of Variation of Inco Limited dated May 29, 2006 (the “Notice of Variation”), relating to the Offer and Circular furnished with Inco Limited’s Offer dated October 24, 2005 (the ”Offer and Circular”) as amended by the Notice of Extension dated December 14, 2005, the Notice of Extension dated January 19, 2006, the Notice of Extension dated February 27, 2006 and the Notice of Variation dated May 29, 2006 to purchase all of the issued and outstanding common shares of Falconbridge Limited. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
      We consent to the incorporation by reference in the Offer and Circular, as amended or supplemented, of our report to the shareholders of Inco Limited on the audited consolidated financial statements of Inco Limited as at December 31, 2005, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2005 and management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as at December 31, 2005. Our report is dated February 28, 2006.
      We also consent to the use in the Notice of Variation of our compilation report dated May 29, 2006 to the Board of Directors of Inco Limited on the pro forma consolidated balance sheet as at March 31, 2006 and the pro forma consolidated statements of earnings for the three months then ended and for the year ended December 31, 2005.

Toronto, Ontario	(Signed) PricewaterhouseCoopers llp

May 29, 2006	Chartered Accountants

AUDITORS’ CONSENT
      We have read the Notice of Variation of Inco Limited dated May 29, 2006 (the “Notice of Variation”), relating to the Offer and Circular furnished with Inco Limited’s Offer dated October 24, 2005 (the “Offer and Circular”) as amended or supplemented by the Notice of Extension dated December 14, 2005, the Notice of Extension dated January 19, 2006, the Notice of Extension dated February 27, 2006 and the Notice of Variation dated May 29, 2006 to purchase all of the issued and outstanding common shares of Falconbridge Limited. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
      We consent to the incorporation by reference in the Offer and Circular, as amended or supplemented, of our report to the shareholders of Falconbridge Limited on the consolidated balance sheets of Falconbridge Limited as at December 31, 2005 and 2004 and the consolidated statements of income, retained earnings (deficit) and cash flows for the years then ended. Our report is dated February 7, 2006 (except as to Note 23 which is as of March 16, 2006).

Toronto, Canada	(Signed) Ernst & Young llp

May 29, 2006	Chartered Accountants

CERTIFICATE
      The foregoing, together with the Offer and Circular dated October 24, 2005 and the notices of extension dated December 14, 2005, January 19, 2006 and February 27, 2006, respectively, contain no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. For the purpose of the Province of Québec, the foregoing, together with the Offer and Circular dated October 24, 2005 and the notices of extension dated December 14, 2005, January 19, 2006 and February 27, 2006, respectively, do not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.
Dated: May 29, 2006

By: (Signed) Scott M. Hand	By: (Signed) Robert D.J. Davies
Chairman and Chief Executive Officer	Executive Vice President and Chief Financial Officer

By: (Signed) Chaviva Hosek	By: (Signed) Janice K. Henry
Director	Director

C-1

NOTE: The following compilation report is provided solely in order to comply with applicable requirements of Canadian securities laws. It should be noted that to report in accordance with Public Company Accounting Oversight Board Auditing Standards (PCAOBAS) on a compilation of pro forma financial statements an examination greater in scope than that performed under Canadian standards would be required.

May 29, 2006
To the Board of Directors of Inco Limited
      We have read the accompanying unaudited pro forma consolidated balance sheet of Inco Limited (the “Company”) as at March 31, 2006 and the unaudited pro forma consolidated statements of earnings for the three months then ended and for the year ended December 31, 2005, and have performed the following procedures.

1.	Compared the figures in the columns captioned “Inco” to the unaudited consolidated financial statements of the Company as at March 31, 2006 and for the three months then ended and the audited consolidated financial statements for the year ended December 31, 2005, and found them to be in agreement.

2.	Compared the figures in the columns captioned “Falconbridge” to the unaudited consolidated financial statements of Falconbridge Limited as at March 31, 2006 and for the three months then ended and the audited consolidated financial statements for the year ended December 31, 2005, and found them to be in agreement.

3.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

(a)	the basis for determination of the pro forma adjustments; and

(b)	whether the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.
           The officials:

(a)	described to us the basis for determination of the pro forma adjustments, and

(b)	stated that the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

4.	Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Inco” and “Falconbridge” as at March 31, 2006 and for the three months then ended and for the year ended December 31, 2005, and found the amounts in the columns captioned “Pro forma Inco” to be arithmetically correct.
      Pro forma financial statements are based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.
(Signed) PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario
PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

    The following unaudited pro forma consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial condition of the consolidated entities that would have been achieved if the offer made by Inco Limited (“Inco”) to purchase all of the outstanding common shares of Falconbridge Limited (“Falconbridge”) dated October 24, 2005, as extended December 14, 2005, January 19, 2006 and February 27, 2006 and amended on May 13, 2006 (collectively, the “Offer”) had been completed during the period presented, nor is the selected pro forma consolidated financial information necessarily indicative of the future operating results or financial position of the consolidated entities. The pro forma consolidated financial information does not reflect and does not give effect to (1) any special items such as payments pursuant to change of control provisions or integration costs which may be incurred as a result of the acquisition, (2) operating efficiencies, cost savings and synergies that are expected to result from the acquisition or (3) the impact of undertakings that Inco is prepared to make in order to address regulatory clearance requirements, as there are no current agreements providing for implementation of such undertakings which, however, are expected to be carried out after the completion of the Offer, and no adjustments have been made to eliminate historical sales between Inco and Falconbridge as the amounts are not considered significant.
INCO LIMITED
PRO FORMA CONSOLIDATED BALANCE SHEET
As at March 31, 2006
(unaudited)
(millions of US dollars)

			Pro Forma
			Adjustments	Pro Forma
	Inco	Falconbridge	(Note 3(a))	Inco

ASSETS
Current assets
Cash and cash equivalents	$751	$1,000	$(59)	$1,692
Accounts receivable	734	1,269	—	2,003
Inventories	1,105	1,788	465	3,358
Other	86	—	—	86

Total current assets	2,676	4,057	406	7,139
Unallocated purchase price	—	—	4,508	4,508
Property, plant and equipment and other non-current assets	9,575	8,819	11,200	29,594

Total assets	$12,251	$12,876	$16,114	$41,241

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Long-term debt due within one year(1)	$75	$853	$2,164	$3,092
Other current liabilities	1,132	1,668	125	2,925

Total current liabilities	1,207	2,521	2,289	6,017
Other liabilities
Long-term debt(1)	1,840	2,910	2,293	7,043
Deferred income and mining taxes	2,018	1,264	3,085	6,367
Other long-term liabilities	1,035	651	495	2,181

Total liabilities	6,100	7,346	8,162	21,608

Minority interest	768	56	326	1,150

Shareholders’ equity
Convertible debt	351	—	—	351

Common shareholders’ equity
Common shares issued and outstanding	3,034	4,296	8,713	16,043
Preferred shares	—	326	(326)	—
Warrants	62	—	—	62
Contributed surplus	577	41	50	668
Retained earnings	1,359	571	(571)	1,359
Currency translation account	—	240	(240)	—

	5,032	5,474	7,626	18,132

Total shareholders’ equity	5,383	5,474	7,626	18,483

Total liabilities and shareholders’ equity	$12,251	$12,876	$16,114	$41,241

(1)	Included in long-term debt are $750 million of junior preference shares (series 1, 2, and 3). Falconbridge redeemed $500 million of these junior preference shares on April 26, 2006 and announced that the remainder will be redeemed on June 28, 2006.

INCO LIMITED
PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
Three months ended March 31, 2006
(unaudited)
(millions of US dollars)

			Pro Forma		Pro Forma
	Inco	Falconbridge	Adjustments	Note 3	Inco

Revenues
Net sales	$1,211	$2,858	$—		$4,069

Cost and operating expenses (income)
Cost of sales and other expenses, excluding depreciation, depletion and amortization	733	1,950	(6)	b, c, f	2,677
Depreciation, depletion and amortization	68	169	50	d	287
Selling, general and administrative	47	24	3	e	74
Research, development and exploration	23	11	—		34
Currency translation adjustments	(3)	—	—		(3)
Interest expense	18	32	64	g	114

	886	2,186	111		3,183

Other income, net	8	14	—		22

Earnings before income and mining taxes and minority interest	333	686	(111)		908
Income and mining taxes	113	222	(38)	i	297

Earnings before minority interest	220	464	(73)		611
Minority interest	18	2	4	h	24

Net earnings	202	462	(77)		587
Dividends on preferred shares	—	6	(6)	j	—

Net earnings applicable to common shares	$202	$456	$(71)		$587

Net earnings per common share
Basic	$1.05				$1.51

Diluted	$0.91				$1.39

INCO LIMITED
PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
Year ended December 31, 2005
(unaudited)
(millions of US dollars)

			Pro Forma		Pro Forma
	Inco	Falconbridge	Adjustments	Note 3	Inco

Revenues
Net sales	$4,518	$8,148	$—		$12,666

Cost and operating expenses (income)
Cost of sales and other expenses, excluding depreciation, depletion and amortization	2,633	5,773	41	b, c, f	8,447
Depreciation, depletion and amortization	256	555	240	d	1,051
Selling, general and administrative	207	80	10	e	297
Research, development and exploration	78	59	—		137
Currency translation adjustments	59	—	—		59
Interest expense	26	152	256	g	434
Asset impairment charge	25	—	—		25

	3,284	6,619	547		10,450

Other income, net	83	17	—		100

Earnings before income and mining taxes and minority interest	1,317	1,546	(547)		2,316
Income and mining taxes	408	511	(180)	i	739

Earnings before minority interest	909	1,035	(367)		1,577
Minority interest	73	155	(123)	h	105

Net earnings from continuing operations	836	880	(244)		1,472
Loss on discontinued operations, net of tax	—	8	—		8

Net earnings	836	872	(244)		1,464
Dividends on preferred shares	—	17	(17)	j	—

Net earnings applicable to common shares	$836	$855	$(227)		$1,464

Net earnings per common share
Basic	$4.41				$3.80

Diluted	$3.75				$3.48

INCO LIMITED
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(tabular amounts in millions of US dollars, except per share amounts)

1.	BASIS OF PRESENTATION

The unaudited pro forma consolidated financial statements of Inco Limited (“Inco”) have been prepared in accordance with generally accepted accounting principles in Canada. These unaudited pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Inco as at and for the year ended December 31, 2005, and the unaudited interim consolidated financial statements as at and for the three months ended March 31, 2006 including the related notes thereto.

The unaudited pro forma consolidated financial statements have been prepared assuming that the acquisition of Falconbridge Limited (“Falconbridge”) had been completed as of January 1, 2005 for the consolidated statements of earnings and as of March 31, 2006 for the consolidated balance sheet.

These unaudited pro forma consolidated financial statements are not intended to reflect the financial position and results of operations which would have actually resulted had the transaction and other adjustments been effected on the dates indicated. Further, the pro forma results of operations are not necessarily indicative of the results of operations that may be obtained by Inco in the future.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited consolidated financial statements of Inco for the year ended December 31, 2005 which, based on publicly available information, are assumed to be substantially similar to the significant accounting policies as set out in the audited consolidated financial statements of Falconbridge for the year ended December 31, 2005 and the unaudited consolidated financial statements for the three months ended March 31, 2006. Upon consummation of the transaction, the accounting policies will be formally conformed and it is possible that adjustments may result.

3.	PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The pro forma consolidated financial statements include the following pro forma assumptions and adjustments:

(a)	The acquisition is accounted for using the purchase method of accounting, whereby Falconbridge’s assets and liabilities are revalued to their fair value and its shareholders’ equity is eliminated. Inco’s assets and liabilities are not revalued. The pro forma adjustments reflect Inco’s acquisition of 100 per cent of Falconbridge’s net assets at their fair values as at March 31, 2006 and the accounting for Falconbridge as a wholly-owned subsidiary. Falconbridge’s interests in joint ventures in which it has joint control are reflected using the proportionate consolidation method.

The determination of the purchase price, based on management’s preliminary estimate, is as follows:

Purchase Price

Consideration in Inco common shares	$13,009
Consideration in Inco options issued	91
Cash	4,328
Transaction costs	125

Total	$17,553

The purchase price was calculated using a price of $66.29 for each Inco common share issued which represents the weighted average Inco share price over the five day period extending from May 11, 2006 to May 16, 2006, the two days before and the two days after the date of announcement. The cash portion of the purchase price will be financed through committed loan facilities.

The allocation of the purchase price, based on management’s preliminary estimate, is as follows:

Allocation of Purchase Price

		Fair Value	Purchase Price
	Book Value	Increment	Allocation

Assets
Cash and cash equivalents	$1,066	$—	$1,066
Accounts receivable	1,269	—	1,269
Inventories	1,788	465	2,253
Unallocated purchase price	—	4,508	4,508
Property, plant and equipment and other non-current assets	8,819	11,200	20,019

Total assets	$12,942	$16,173	$29,115

Liabilities
Long-term debt due within one year	$853	$—	$853
Other current liabilities	1,668	125	1,793
Long-term debt	2,910	129	3,039
Deferred income and mining taxes	1,264	3,085	4,349
Other long-term liabilities	651	495	1,146
Minority interest	382	—	382

Total liabilities	$7,728	$3,834	$11,562

Total net assets purchased	$5,214	$12,339	$17,553

The book value of Falconbridge, as shown above:

•	Reflects Falconbridge’s stated book values as at March 31, 2006.

•	Reflects the assumed exercise of vested stock options; and

•	Reflects the reclassification of the equity portion of preferred shares to minority interest.

Due to limited publicly available information, this allocation is based upon preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets to be acquired and the liabilities to be assumed. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed above in the assumed pro forma purchase price allocation due to the changes in fair values of the assets and liabilities between March 31, 2006 and the date of the transaction, and as further analysis is completed. The actual allocation of the purchase price may result in different adjustments being expensed in the consolidated statement of earnings.

To the extent that the unallocated purchase price is not allocated to the assets acquired and liabilities assumed in the final purchase price allocation, the balance will represent goodwill. This goodwill reflects the substantial synergies available to Inco as a result of the acquisition.

(b)	The adjustment to cost of sales and other expenses reflects the elimination of deferred gains on derivative contracts on the pro forma consolidated statements of earnings. The deferred gains arise from derivative contracts that qualified for hedge accounting and were realized as a reduction of the cost of operations over the original delivery schedule of contracts. The gains would not have been realized in the year ended December 31, 2005 and the three months ended March 31, 2006 since the purchased derivative contracts would have been fair valued as of January 1, 2005.

(c)	The adjustment to cost of sales and other expenses reflects the elimination of amortized past service costs and amortized net actuarial losses relating to post retirement benefits which were expensed in the year ended December 31, 2005 and the three months ended March 31, 2006.

(d)	Represents the amortization of the preliminary fair value increment allocated to operating capital assets. The pro forma amortization excludes the total amount of the purchase price allocation not subject to amortization of approximately $5.5 billion representing the unallocated purchase price and amounts allocated to non-operating assets. On finalization of the purchase price allocation, if this amount is allocated to operating assets, pro forma amortization would change by approximately $239 million, before taxes, for the year ended December 31, 2005 and by $60 million for three months ended March 31, 2006. Pro forma amortization and the above noted sensitivity have been based on a remaining weighted average estimated economic life of 23 years, and a reduction of one year in the weighted average estimated economic life would alter pro forma amortization by $18 million, before taxes, for the year ended December 31, 2005 and by $5 million for three months ended March 31, 2006.

(e)	The adjustment to selling, general and administrative expenses reflects the expense relating to the unvested stock options to be issued pursuant to the acquisition of Falconbridge.

(f)	The adjustment to cost of sales and other expenses reflects the amortization of the allocation of the purchase price to equity accounted investments.

(g)	The adjustment to interest expense reflects the issuance of CDN$4.8 billion of debt in connection with the acquisition of Falconbridge and the amortization of the fair market value increment related to the Falconbridge debt.

(h)	The adjustment reflects the elimination of the Falconbridge minority interest in earnings assuming that Falconbridge and Noranda were amalgamated at January 1, 2005.

(i)	The adjustment reflects the tax effect on the above adjustments.

(j)	The adjustment reflects the reclassification of preferred share dividends to minority interest.

4.	ITEMS NOT ADJUSTED

The pro forma consolidated financial information does not reflect and does not give effect to (1) any special items such as payments pursuant to change of control provisions or integration costs which may be incurred as a result of the acquisition, (2) operating efficiencies, cost savings and synergies that are expected to result from the acquisition, or (3) the impact of undertakings that Inco is prepared to make in order to address regulatory clearance requirements, as there are no current agreements providing for implementation of such undertakings which, however, are expected to be carried out after the completion of the Offer, and no adjustments have been made to eliminate historical sales between Inco and Falconbridge as the amounts are not considered significant.

5.	PRO FORMA EARNINGS PER SHARE
        Earnings per share computation for the three months ended March 31, 2006

Basic pro forma earnings per share computation
Numerator:
Pro forma net earnings	$587

Pro forma earnings applicable to common shares	$587

Denominator (thousands of shares):
Inco shares outstanding	192,704
Common shares issued to Falconbridge shareholders	196,246

Pro forma weighted-average common shares outstanding	388,950

Basic pro forma earnings per common share	$1.51

Diluted pro forma earnings per share computation
Numerator:
Pro forma net earnings	$587
Dilutive effects of convertible debentures	2

Pro forma net earnings applicable to common shares, assuming dilution	$589

Denominator (thousands of shares):
Pro forma Inco shares outstanding	388,950
Dilutive effect of securities:
Convertible debentures	27,718
Stock options	1,049
Warrants	5,022
Stock options issued on transaction	179

Pro forma weighted-average common shares outstanding	422,918

Diluted pro forma earnings per share	$1.39

        Earnings per share computation for the year ended December 31, 2005

Basic pro forma earnings per share computation
Numerator:
Pro forma net earnings	$1,464

Pro forma earnings applicable to common shares	$1,464

Denominator (thousands of shares):
Inco shares outstanding	189,425
Common shares issued to Falconbridge shareholders	196,246

Pro forma weighted-average common shares outstanding	385,671

Basic pro forma earnings per common share	$3.80

Diluted pro forma earnings per share computation
Numerator:
Pro forma net earnings	$1,464
Dilutive effects of convertible debentures	6

Pro forma net earnings applicable to common shares, assuming dilution	$1,470

Denominator (thousands of shares):
Pro forma Inco shares outstanding	385,671
Dilutive effect of securities:
Convertible debentures	31,349
Stock options	1,008
Warrants	4,218
Stock options issued on transaction	141

Pro forma weighted-average common shares outstanding	422,387

Diluted pro forma earnings per share	$3.48

6.  SUBSEQUENT EVENT

On March 16, 2006, Falconbridge announced its intention to redeem $500 million of its junior preference shares (Series 1, 2 and 3). The junior preference shares were redeemed on April 26, 2006 from holders of record on March 22, 2006.

On May 18, 2006, Falconbridge announced that it intends to redeem the remaining balance of its outstanding junior preference shares (Series 1, 2 and 3) for a total of approximately $253 million. The junior preference shares will be redeemed on June 28, 2006. Internal cash resources are intended to be used to fund the redemption.

In the pro forma consolidated balance sheet as at March 31, 2006 there is $750 million of junior preference shares (series 1, 2 and 3) in long-term debt.

The Depositary for the Offer is:
CIBC MELLON TRUST COMPANY

By Mail P.O. Box 1036 Adelaide Street Postal Station Toronto, ON M5C 2K4	By Registered Mail, by Hand or by Courier 199 Bay Street Commerce Court West Securities Level Toronto, ON M5L 1G9
Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com
The Dealer Manager for the Offer is:
RBC CAPITAL MARKETS

In Canada	In the United States

RBC Dominion Securities Inc.	RBC Capital Markets Corporation

200 Bay Street, 4th Floor Royal Bank Plaza, South Tower Toronto ON M5J 2W7 Canada	Two Embarcadero Center Suite 1200 San Francisco, California 94111 U.S.A.

Telephone: (416) 842-7519	Toll Free: 1-888-720-1216
Toll Free: 1-888-720-1216
The Information Agent for the Offer is:
105 Madison Avenue
New York, New York 10016
proxy@mackenziepartners.com
(212) 929-5500 (call collect)
or
Toll-Free: (800) 322-2885 (English)
                  (888) 405-1217 (French)
      Any questions and requests for assistance may be directed by holders of Falconbridge Shares to the Depositary, the Dealer Manager or the Information Agent at their respective telephone numbers and locations set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

May 29, 2006
Dear Falconbridge Shareholder:
     On behalf of the Board of Directors and management of Inco Limited, we are pleased to send you our increased offer to purchase all of the outstanding common shares of Falconbridge Limited.
Increased Inco Offer
     In recognition of Falconbridge’s strong financial performance in the period since the announcement of our original offer, we agreed with the Falconbridge Board of Directors to increase our original offer to purchase your Falconbridge common shares. Under the increased Inco Offer, you will be entitled to receive either: (i) Cdn.$51.17 in cash; or (ii) 0.6927 of an Inco common share plus Cdn.$0.05 in cash for each of your Falconbridge common shares, at your election, subject to proration and the maximum cash and maximum share amounts, as described in the accompanying Notice of Variation.
     We believe, and the Falconbridge Board of Directors agrees, that the reasons for combining Inco and Falconbridge are even more compelling today than when we made our original offer. The value of the synergies we’ve identified by combining our two companies has increased significantly. And given today’s strong metals markets, and the outstanding prospects for nickel and copper, shareholders in the New Inco have the opportunity to participate in a company with truly outstanding earning potential both in the near and long term. The New Inco will be a true mining powerhouse, with a substantial resource base and impressive growth prospects, and we believe that it will be one of the most attractive mining companies for investors on a global basis.
Xstrata’s Competing Offer
     On May 18, 2006, a wholly-owned subsidiary of Xstrata plc filed a take-over bid circular relating to an unsolicited, competing offer to purchase all of the outstanding common shares of Falconbridge that it does not already own for Cdn$52.50 in cash per share. You may already have received Xstrata’s offer in the mail. We believe that our offer provides significant advantages over the Xstrata offer in that it provides for Falconbridge shareholders the opportunity (i) to remain invested in a large portfolio of world-class mining assets on a tax-effective basis at a time of robust metal market performance, and (ii) to participate in the realization of expected synergies and growth opportunities in the New Inco.
     We urge you to REJECT the Xstrata Offer and ACCEPT the increased Inco Offer.
Creation of a World-class Metals and Mining Company
     Inco’s combination with Falconbridge offers a unique opportunity to create a much larger nickel and copper company and to create real shareholder value. New Inco will be a truly formidable player on the world mining stage. It will be the world’s number one producer in nickel and a strong producer of copper, with first-class operations around the world. And it will have one of the best project pipelines in the mining business, with the world’s best portfolio of properties and growth projects in nickel and copper, arguably the two metals with best prospects going forward.
Updated Synergies Estimate
     Bringing together Inco and Falconbridge will accomplish what no other combination of companies can, which is to unlock the significant value of the synergies in our Canadian nickel and copper operations, particularly in the Sudbury basin. We also believe that the value of those synergies is significantly greater than our original estimate.
     We now estimate that the average annual pre-tax run-rate of the New Inco synergies would be approximately $550 million, with a net present value of approximately $3.5 billion on an after-tax basis, using a 7% discount rate. Inco believes it should be able to achieve synergies approaching the average annual pre-tax run-rate by approximately 24 months after the completion of the Inco-Falconbridge transaction. The estimated synergies figure has increased as a result of seven months of working closely with Falconbridge on how to maximize synergies and the impact of higher commodity price assumptions. Through this process we have identified several additional opportunities to accelerate and increase production utilizing New Inco’s resources and infrastructure, which are described in the Notice of Variation.
Regulatory Update
     Our offer for Falconbridge has experienced delays due to the pending regulatory clearances from the U.S. Department of Justice and European Commission in respect of antitrust concerns that each has raised in respect of certain segments of the nickel markets. Inco has been pursuing these clearances since October 2005 and is working towards a final resolution of the remaining clearances as soon as possible, with an expectation of conclusion by not later than mid-July 2006.
     Xstrata’s offer is also conditional upon receipt of anti-trust and other regulatory approvals. Since Xstrata is a non-Canadian entity, an acquisition of Falconbridge by Xstrata will also require pre-clearance and approval of the Minister of Industry under the Investment Canada Act, based on the Minister being satisfied that Xstrata’s acquisition of Falconbridge would be of “net benefit to Canada”.
Reasons to Accept the Increased Inco Offer and Benefits of the Combination
     We believe the increased Inco Offer represents a unique and compelling opportunity for you to realize fair value for your Falconbridge common shares and that all Falconbridge shareholders should accept the increased Inco Offer. Moreover, we believe that the combination of Inco and Falconbridge will produce significant benefits including the creation of:

•	the world’s largest nickel producer, with production expected to increase by approximately 39% from 2005 to 2009;

•	a leading copper producer, with production expected to increase by approximately 86% from 2005 to 2011;

•	a world-leading position in nickel reserves and an enviable portfolio of brownfield and greenfield projects for further expansion;

•	a globally diverse company with extensive operations in North and South America, Asia, the South Pacific and Europe;

•	a financially robust company, with pro forma combined revenues of approximately U.S.$4 billion for the three months ended March 31, 2006; and

•	a “best-in-class” management team and global workforce.
     We encourage you to read the terms and conditions of the increased Inco Offer as set out in the Notice of Variation. To help you understand the increased Inco Offer, we also encourage you to consult with your financial advisor.
     We want you to make an informed choice because we believe the more that you know about Inco and the opportunities for the combined company, the more you will want to take advantage of the increased Inco Offer.
     Together with the Notice of Variation, the Board of Directors of Falconbridge has delivered to you a Notice of Change to Directors’ Circular with respect to the increased Inco Offer. Your Falconbridge Board of Directors unanimously recommends that Falconbridge shareholders accept our increased Offer.
     To accept the increased Inco Offer, you will need to complete the Letter of Transmittal and Election Form (printed on blue paper) or a facsimile that accompanied our original offer, and return it in the envelope provided with our original offer such that it is received by the expiry time. A shareholder wishing to accept the increased Inco Offer whose Falconbridge common shares are held in the name of a nominee should request the broker, investment dealer, bank, trust company or other nominee to deposit the shareholder’s common shares.
     We urge you to accept our increased Offer and invite you to join us in building a strong, competitive, valuable, international and pre-eminent metals and mining company.

Yours very truly,

Scott M. Hand
Chairman and Chief Executive Officer
INCO LIMITED, 145 King Street West, Suite 1500, Toronto, Ontario M5H 4B7

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
The following are filed as exhibits to this Schedule:
1.1	Certificate and Consent of Qualified Person for Robert A. Horn (Goro) (1)

1.2	Certificate and Consent of Qualified Person for Dr. Wm. Gordon Bacon (Goro) (1)

1.3	Certificate and Consent of Qualified Person for Dr. Wm. Gordon Bacon (Voisey’s Bay) (1)

1.4	Certificate and Consent of Qualified Person for Lawrence B. Cochrane (Voisey’s Bay) (1)

2.1	Reserved

2.2	Material change report of the Bidder filed October 12, 2005 concerning the entering into by the Bidder and Falconbridge Limited of the Support Agreement (1)

2.3	Material change report of the Bidder filed August 9, 2005 concerning the appointment of a new Executive Vice-President and Chief Financial Officer of the Bidder effective November 1, 2005 (1)

2.4	Material change report of the Bidder filed April 19, 2005 concerning the approval of the reinstatement of a quarterly cash dividend on the Bidder’s common shares and declaration of a quarterly dividend of $0.10 per share, payable June 1, 2005 to the Bidder’s shareholders of record as of May 16, 2005 (1)

2.5	Annual report of the Bidder on Form 10-K for the year ended December 31, 2005 (Commission File No. 001-01143) filed March 16, 2006

2.6	Audited consolidated financial statements of the Bidder, including the notes thereon, and together with the auditor’s report, as at and for each of the financial years ended December 31, 2005, 2004 and 2003, incorporated by reference to Item 8 of Form 10-K (Commission File No. 001-01143) filed March 16, 2006

2.7	Management’s discussion and analysis of financial condition and results of operations of the Bidder for the year ended December 31, 2005, incorporated by reference to Item 7 of Form 10-K (Commission File No. 001-01143) filed March 16, 2006

2.8	Proxy circular and statement of the Bidder dated February 17, 2006 in connection with the annual and special meeting of shareholders held on April 20, 2006 (excluding the sections entitled “Report on Executive Compensation”, “Comparative Shareholder Return” and “Corporate Governance”), incorporated by reference to Exhibit 99 to Form 10-K (Commission File No. 001-01143) filed March 16, 2006

2.9	Audited consolidated financial statements of Falconbridge Limited, including notes thereto, as at December 31, 2005 and 2004 and for each of the years then ended, together with the auditors’ report thereon, incorporated by reference to Exhibit 99.1 to Form 6-K (Commission File No. 001-11284) filed by Falconbridge Limited on March 24, 2006

2.10	Management’s discussion and analysis of financial condition and results of operations of Falconbridge Limited for the fiscal year ended December 31, 2005, incorporated by reference to Exhibit 99.1 to Form 6-K (Commission File No. 001-11284) filed by Falconbridge Limited on March 24, 2006

2.11	Unaudited consolidated financial statements of Falconbridge Limited, including notes thereto, as at March 31, 2006 and for the three -month periods ended March 31, 2006 and 2005, incorporated by reference to Exhibit 99.1 to Form 6-K (Commission File No. 001-11284) filed by Falconbridge Limited on May 3, 2006

2.12	Management’s discussion and analysis of financial condition and results of operations of Falconbridge Limited for the three -month period ended March 31, 2006, incorporated by reference to Exhibit 99.2 to Form 6-K (Commission File No. 001-11284) filed by Falconbridge Limited on May 3, 2006

2.13	Unaudited consolidated financial statements of the Bidder, including the notes thereto, as at March 31, 2006 and December 31, 2005, and for the three-month periods ended March 31, 2006 and 2005, incorporated by reference to Item 1 of Form 10-Q (Commission File No. 001-01143) filed May 10, 2006

2.14	Management’s discussion and analysis of financial condition and results of operations of the Bidder for the three-month period ended March 31, 2006, incorporated by reference to Item 2 of Form 10-Q (Commission File No. 001-01143) filed May 10, 2006

(1)	Previously filed with the Bidder’s Schedule 14D-1F (File No. 005-62437) filed October 25, 2005.
PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
1.	Undertakings
(f)	The Bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(g)	The Bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

(h)	The Bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, or otherwise discloses, information regarding purchases of the issuer’s or Bidder’s securities in connection with the offer.
2.	Consent to Service of Process
(a)	On October 25, 2005 the Bidder filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)	Any change to the name or address of a registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV
SIGNATURES
     By signing this Schedule, the Bidder consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 4 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

INCO LIMITED
By:	/s/ Simon A. Fish
Simon A. Fish, Esq.
Executive Vice-President, General Counsel and Secretary

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Simon A. Fish
Simon A. Fish, Esq.
Executive Vice-President, General Counsel and Secretary May 31, 2006